

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2024

Guilherme Perboyre Cavalcanti
Chief Financial Officer
JBS S.A.
Av. Marginal Direita do Tietê 500, Bloco I, 3rd Floor
CEP 05118-100
São Paulo, SP, Brazil

> **Re: JBS S.A.**
> **Annual Report on Form 20-F**
> **For the Year Ended December 31, 2023**
> **File No. 333-155412**

Dear Guilherme Perboyre Cavalcanti:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Manufacturing

cc: John Vetterli